Exhibit 99.5

SATYAM COMPUTER SERVICES LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET
As at December 31, 2002
(Unaudited)

	As at December 31, 2002	As at March 31, 2002
	Rs. in Lakhs	
I. Sources of Funds		
Share Capital	6,290.84	6,290.80
Reserves and Surplus	213,195.38	190,571.35
Minority Interest	82.47	17,817.48
Loan funds:		
Secured Loans	881.52	653.81
	220,450.21	215,333.44
II. Application of Funds		
Fixed Assets	34,380.54	61,230.53
Investments	12,751.93	7,829.60
Current Assets, Loans and Advances		
(a) Inventories	129.48	427.39
(b) Sundry Debtors	46,722.14	46,410.66
(c) Cash and Bank Balances	142,476.58	118,983.12
(d) Loans and Advances	10,705.21	10,472.56
	200,033.41	176,293.73
Less: Current Liabilities and Provisions		
(a) Current Liabilities	20,188.31	23,841.03
(b) Provisions	6,681.06	6,113.12
Net Current Assets	173,164.04	146,339.58
Deferred Tax Liabilities	153.71	66.27
	220,450.22	215,333.44

Notes to Consolidated Accounts form an integral part of the Consolidated Balance Sheet.

for and on behalf of the Board of Directors

B. Ramalinga Raju
Chairman

B. Rama Raju
Managing Director

V. Srinivas
Director
& Sr. Vice President—Finance

G. Jayaraman
Vice President (Corp. Affairs)
& Company Secretary

Place: Secunderabad
Date: January 23, 2003

SATYAM COMPUTER SERVICES LIMITED

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the Quarter and Nine Months Ended December 31, 2002
(Unaudited)

	Quarter ended December 31, 2002	Nine Months ended December 31, 2002	Year ended March 31, 2002
		Rs. in Lakhs	
Income from Sales and Services	58,097.11	166,735.95	196,681.13
Other Income	356.78	1,937.43	8,850.78
	58,453.89	**168,673.38**	**205,531.91**
Cost of Software and Hardware sold	347.49	1,145.83	1,944.52
Personnel Expenses	26,810.90	79,655.77	91,376.55
Operating and Administration Expenses	16,633.67	49,411.26	70,343.49
Financial Expenses	56.57	159.07	1,176.05
Depreciation and Amortization (including impairment of goodwill)	4,274.80	14,928.77	63,031.23
	48,123.43	**145,300.70**	**227,871.84**
Profit/(Loss) Before Taxation and Minority Interest	10,330.46	23,372.68	(22,339.93)
Provision for Taxation — Current	1,320.26	3,670.26	2,996.99
— Deferred	(190.32)	(219.98)	57.19
— Earlier years	6.22	6.22	460.00
Profit After Taxation, Before Minority Interest	9,194.30	19,916.18	(25,854.11)
Share in Profit/(loss) of associate companies	(273.19)	(273.19)	—
Minority Interest	1,106.42	6,343.72	33,704.31
Profit/(Loss) After Taxation and Minority Interest	**10,027.53**	**25,986.71**	**7,850.20**
Earnings Per Share			
Basic (Rs. per equity share of Rs. 2 each)	**3.19**	**8.26**	**2.53**
Diluted (Rs. per equity share of Rs. 2 each)	**3.18**	**8.24**	**2.53**
No. of Shares used in computing Earnings per Share			
Basic	314,541,457	314,540,598	310,519,726
Diluted	315,291,458	315,285,571	310,786,343

Notes to Consolidated Accounts form an integral part of the Consolidated Profit and Loss Account.

for and on behalf of the Board of Directors

B. Ramalinga Raju
Chairman

B. Rama Raju
Managing Director

V. Srinivas
Director
& Sr. Vice President—Finance

G. Jayaraman
Vice President (Corp. Affairs)
& Company Secretary

Place: Secunderabad
Date: January 23, 2003

SATYAM COMPUTER SERVICES LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the Quarter Ended December 31, 2002
(Unaudited)

	Quarter ended December 31, 2002	Nine Months ended December 31, 2002	Year ended March 2002
	(Rs. in Lakhs)		
Cash flows from operating activities	15,552.20	31,600.00	55,459.74
Cash flows from investing activities	(67,590.74)	(67,270.33)	(18,862.65)
Cash flows from financing activities	(2,054.16)	(1,928.60)	50,864.32
Net increase/(decrease) in cash and cash equivalents	(54,092.70)	(37,598.93)	87,461.41
Cash and cash equivalents at the beginning of period	130,853.40	114,359.63	31,521.71
Cash and cash equivalents at the end of period*	**76,760.70**	**76,760.70**	**118,983.12**

* Long Term Deposits amounting to 65,715.87 with Scheduled Banks not considered as part of cash and cash equivalents

for and on behalf of the Board of Directors

B. Ramalinga Raju
Chairman

B. Rama Raju
Managing Director

V. Srinivas
Director
& Sr. Vice President—Finance

G. Jayaraman
Vice President (Corp. Affairs)
& Company Secretary

Place: Secunderabad
Date: January 23, 2003

SATYAM COMPUTER SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

a) Satyam Computer Services Limited and its consolidated subsidiaries (hereinafter referred to as "*Satyam*") are engaged in providing information technology services, Internet services and developing software products.

b) The accounting policies followed in the preparation and presentation of these consolidated financial statements are same as those followed in the annual consolidated financial statements for the year ended March 31, 2002. There has been no change in the accounting policies during this interim period.

c) List of domestic and foreign subsidiaries considered for consolidation:-

S. No.	Name of the Subsidiary Company	Country of Incorporation	Extent of Holding (%) as on December 31, 2002
1.	Satyam (Europe) Limited	UK	100.00
2.	Satyam Asia Pte Limited	Singapore	100.00
3.	Satyam Japan KK	Japan	100.00
4.	Vision Compass Inc.,	USA	100.00
5.	Satyam Ideaedge Technologies Private Limited	USA	100.00
6.	Nipuna Services Limited	India	100.00
7.	Satyam Manufacturing Technologies Inc.,	USA	76.00
8.	Satyam Infoway Limited*	India	52.51

* The Company's holding in SIFY Ltd reduced from 52.51% as of March 31, 2002 to 37.15% as at December 9, 2002 and ceased to exist as a subsidiary. (Refer Note. D)

Investments in SIFY Limited has been dealt with in accordance with the Accounting Standard (AS) 23 on "Accounting for Investments in Associates in Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India.

S. No.	Subsidiaries of Satyam Infoway		Extent of Holding (%) of Satyam Infoway Limited as on December 31, 2002
1.	India Plaza, Inc.,	USA	100.00
2.	India World Communications Private Limited	India	100.00
3.	Satyam Webexchange Limited	India	100.00
4.	Satyam Education Services Limited	India	100.00
5.	Satyam Institute of E-Business Limited	India	100.00
6.	Safescrypt Limited	India	100.00
7.	Sify Plastics Commerce Limited	India	53.00
8.	Sify Baron Net Devices Limited	India	51.00

Investments in joint ventures are dealt with in accordance with the Accounting Standard (AS) 27 on "Financial Reporting of Interests in Joint Ventures" issued by the Institute of Chartered Accountants of India.

S. No.	Name of the Company	Country of Incorporation	Extent of Holding (%) as on December 31, 2002
1.	Refco-Sify Securities India Private Limited	India	40%
2.	Satyam Venture Engineering Services Private Limited	India	50%
3.	CA Satyam ASP Private Limited	India	50%

SATYAM COMPUTER SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

d) **Investment in Satyam Infoway**

At the Extraordinary General Meeting held on December 9, 2002 Sify's shareholders approved the issue of shares to Softbank Asia Infrastructure Limited (SAIF) and Venture Tech Solutions Private Limited (VentureTech). On December 16, 2002, SAIF and VentureTech invested USD 13 Million and USD 3.5 Million respectively into Sify. Sify issued 7,558,140 to SAIF and 2,03,884 to VentureTech. On a fully diluted basis, SAIF and VentureTech own 21.8% and 5.9% respectively of Sify. Further VentureTech is obligated to purchase an additional 2,034,883 equity shares for a purchase price equal to the Rupee equivalent of USD 3.5 million prior to May 1, 2003.

Due to the above, Satyam's ownership interest in Sify reduced from 52.51% as of March 31, 2002 to 37.15% as of December 31, 2002. The consolidated financial statements include the financial statements of Sify upto December 9, 2002. Subsequent to December 9, 2002, Satyam has accounted for its interest in Sify under the equity method of accounting primarily due to lack of controlling interest in Sify. The consolidated financial statements for the year ended March 31, 2002 and nine months ended December 2002 are not comparable due to the above.

Sify Limited has changed its name from Satyam Infoway Limited to Sify Limited effective January 6, 2003.

In addition, Satyam will have no further obligation to fund additional operating or financing requirements of Sify.

e) **Segment Reporting**

The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Satyam's reportable operating segments consist of the following three business groups:

IT Services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services' eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

Internet Services, providing consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services. The companies corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business electronic commerce and website development and hosting services. Satyam also operates an on-line portal, Sify.com (formerly satyamonline.com), and related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles.

Software Products, product development and creation of propriety software.

SATYAM COMPUTER SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Satyam's operating segment information for the period ended December 31, 2002 and year ended March 31, 2002 are as follows:

Business Segment

	Quarter ended December 31, 2002				
	IT Services	Internet Services	Software Products	Elimination	Consolidated Total
			Rs. in Lakhs		
Segment Revenue	53,914.14	4,078.62	157.94	(53.59)	58,097.11
Segment result–Profit/(Loss)	12,727.44	(2,734.42)	37.23	—	10,030.25
Interest expense	25.21	31.36			56.57
Other income	(47.22)	425.78	(21.78)	—	356.78
Income taxes	1,136.16				1,136.16
Profit/(Loss) in Associate Companies	—	(273.19)	—	—	(273.19)
Profit/(Loss) before Minority Interest	11,518.85	(2,613.18)	15.45		8,921.12
Minority Interest	6.33	(1,112.75)	—	—	(1,106.42)
Profit/(Loss) after Minority Interest	**11,512.52**	**(1,500.43)**	**15.45**	**—**	**10,027.53**
Segment Capital Employed	84,843.81	—	269.26	—	85,113.07

	Nine months ended December 31, 2002				
	IT Services	Internet Services	Software Products	Elimination	Consolidated Total
			Rs. in Lakhs		
Segment Revenue	153,609.27	12,982.47	410.51	(266.30)	166,735.95
Segment result–Profit/(Loss)	35,989.92	(14,470.49)	74.88	—	21,594.32
Interest expense	68.41	90.66	—	—	159.07
Other income	769.55	1,227.33	(59.45)	—	1,937.43
Income taxes	3,456.50	—	—	—	3,456.50
Profit/(Loss) in Associate Companies	—	(273.19)	—	—	(273.19)
Profit/(Loss) before Minority Interest	33,234.56	(13,606.99)	15.43	—	19,643.00
Minority Interest	21.97	(6,365.69)	—	—	(6,343.72)
Profit/(Loss) after Minority Interest	**33,212.59**	**(7,241.30)**	**15.43**	**—**	**25,986.71**
Segment Capital Employed	84,843.81	—	269.26	—	85,113.07

	Year ended March 31, 2002				
	IT Services	Internet Services	Software Products	Elimination	Consolidated Total
			Rs. in Lakhs		
Segment Revenue	179,208.38	18,819.94	415.89	(1,763.08)	196,681.13
Segment result–Profit/(Loss)	45,503.46	(74,123.14)	(1,394.96)	—	(30,014.66)
Interest expense	984.58	191.47	—	—	1,176.05
Other income	7,244.57	1,568.86	37.35	—	8,850.78
Income taxes	3,514.18	—	—	—	3,514.18
Profit/(Loss) before Minority Interest	**48,249.27**	**(72,745.75)**	**(1,357.61)**	**—**	**(25,854.11)**
Minority Interest	(21.23)	(33,683.08)	—	—	(33,704.31)
Profit/(Loss) after Minority Interest	**48,270.49**	**(39,062.67)**	**(1,357.61)**	**—**	**7,850.20**
Segment Capital Employed	94,884.87	23,695.51	219.34	—	118,799.72

SATYAM COMPUTER SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Geographic Segment

Revenue attributable to location of customers is as follows:

	Revenue from external customers		
Geographic location	Quarter ended December 31, 2002	Nine months ended December 31, 2002	Year ended March 31, 2002
	Rs. in Lakhs		
North America	41,644.39	117,929.55	1,41,807.10
Europe	6,705.40	20,267.06	18,566.70
Japan	1,302.01	3,404.41	4,326.99
India	4,561.63	13,995.76	15,203.44
Rest of the World	3,883.68	11,139.17	16,776.90
Total	**58,097.11**	**166,735.95**	**1,96,681.13**

f) **Earnings Per Share**

Calculation of EPS (Basic and Diluted):

		Equivalent No. of Shares		
S.No.	Particulars	Quarter ended December 31, 2002	Nine months ended December 31, 2002	Year ended March 31, 2002
Basic				
1.	Opening no. of shares	314,541,200	314,540,000	28,11,90,000
2.	Total Shares outstanding	314,541,457	314,540,598	31,05,19,726
3.	Profit/(Loss) After Taxation and Minority Interest (Rs. in Lakhs)	10,027.53	25,986.71	7,850.21
4.	EPS (Rs. per equity share of Rs. 2 each)	3.19	8.26	2.53
Diluted				
5.	Stock options outstanding	750,001	744,973	2,66,617
6.	Total shares outstanding (including dilution)	315,291,458	315,285,571	31,07,86,343
7.	EPS (Rs. per equity share of Rs. 2 each)	3.18	8.24	2.53

g) The aggregate amounts of each of the assets, liabilities, income and expenses related to Satyam's interest in the joint venture companies included in these financial statements as of December 31, 2002 is as under:

Particulars	Quarter ended December 31, 2002	Nine months ended December 31, 2002
	Rs. in Lakhs	
Income from Sales and Services	624.51	1,757.38
Other Income	18.54	64.51
Personnel expenses	317.97	842.86
Other expenses	314.01	927.22
Interest	5.36	8.05
Depreciation and Amortization	151.11	157.63
Net Profit	(145.41)	(113.89)
Secured Loans	169.66	169.66
Current Liabilities and Provisions	176.91	176.91
Fixed Assets	287.82	287.82
Sundry Debtors	468.28	468.28
Cash and Bank Balances	446.66	446.66
Loans and Advances	126.40	126.40

SATYAM COMPUTER SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

h) This being the first year of presentation of quarterly consolidated financial statements in line with the Accounting Standard 21 on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India, previous year figures have not been provided as they are unconsolidated and therefore do not permit meaningful comparison.